Mizuho Securities Canada Inc.

Statement of Financial Condition

March 31, 2020

With Report of Independent Registered Public Accounting Firm



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70287

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2019 AND ENDING 03/31/2020

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mizuho Securities Canada Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas
_____
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Kronenberg (212) 209 - 9499
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
_____
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __David Kronenberg__ , swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Mizuho Securities Canada Inc__ , as of __March 31__ , 20__20__ , are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Managing Director &

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

☒   Report of Independent Registered Public Accounting Form
☒   (a) Facing Page
☒   (b) Statement of Financial Condition
☐   (c) Statement of Comprehensive Income
☐   (d) Statement of Cash Flows
☐   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
☒   (f) Notes to Statement of Financial Condition
☐   (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
☐   (h) Computation for Determination of Reserve Requirements Pursuant for Brokers and Dealers Pursuant to Rule to Rule 15c3-3 under the Securities Exchange Act of 1934
☐   (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
☐   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
☐   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
☒   (l) An Oath or Affirmation. Based on relief from the Commission staff and difficulties arising from COVID-19, this filing is without a notarization.
☐   (m) A Copy of the SIPC Supplemental Report (filed separately)
☐   (n) A Report Describing Exemption from Internal Control over Compliance with the Financial Responsibility Rules (the "Exemption Report") and Report of Independent Registered Public Accounting Firm (filed separately)

Mizuho Securities Canada Inc.

Statement of Financial Condition

March 31, 2020

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: + 1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Mizuho Securities Canada Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mizuho Securities Canada Inc. (the Company) as of March 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.
June 1, 2020


Mizuho Securities Canada Inc.
Statement of Financial Condition
March 31, 2020
(In Thousands of U.S. dollars, Except Share Data)


Assets

Cash and cash equivalents	$	8,810
Securities owned, at fair value		178
Receivables from broker dealers and clearing organizations		106
Other assets		68
Total Assets	$	9,162

Liabilities and Stockholder's Equity

Liabilities

Payable to affiliate	565
Accrued expenses and other liabilities	146
Total Liabilities	711

Stockholder's Equity

Common stock (100 shares issued and outstanding, no par value)	9,937
Accumulated loss	(817)
Accumulated other comprehensive loss	(669)
Total Stockholder's Equity	8,451

Total Liabilities and Stockholder's Equity	$	9,162


The accompanying notes are an integral part of the Statement of Financial Condition..


Mizuho Securities Canada Inc.
Notes to Statement of Financial Condition

(In Thousands of U.S. dollars)

1. Organization and Description of Business

Mizuho Securities Canada Inc. (the "Company"), is a wholly-owned subsidiary of Mizuho Securities USA LLC ("MSUSA"). The Company participates in debt and equity underwritings in the Canadian marketplace. The Company's functional currency is the Canadian dollar ("CAD"). The Statement of Financial Condition is presented in U.S. dollars ("$";"USD")

The Company is a corporation organized under the laws of British Columbia, Canada. The Company is also a registered broker-dealer, and is a dual member of the U.S Financial Industry Regulatory Authority ("FINRA") and the Investment Industry Regulatory Organization of Canada ("IIROC"), the Canadian national self- regulatory organization, and is subject to the rules and regulations of both.

MSUSA is a registered broker-dealer incorporated in the United States and is a wholly-owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is a bank holding company, which is ultimately wholly-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Mizuho Securities Canada Inc.
Notes to Statement of Financial Condition

(In Thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Company defines cash equivalents as overnight time deposits and short-term, highly-liquid investments with original maturities of three months or less at the time of purchase. The Company has no cash equivalents at March 31, 2020.

Securities owned, at fair value

Securities owned are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, when available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar securities.

Securities owned consists of a Canadian Treasury bill held as a deposit with a broker of $178 at March 31, 2020 on the Statement of Financial Condition.

Fair value measurements

The Company reports certain assets and liabilities at fair value on the Statement of Financial Condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Investment banking

Investment banking includes fees earned from debt and equity underwriting. The Company acts as an underwriter and earns revenue, which can include management fees, sales concessions, and underwriting fees. Fee revenue relating to underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Generally, this would occur on trade date, when the deal is launched into the primary market. Investment banking revenues are presented gross of transaction related expenses and are recognized when the Company satisfies the performance obligation.

Mizuho Securities Canada Inc.
Notes to Statement of Financial Condition

(In Thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

Investment banking fees receivable of $106 at March 31, 2020 is reported in receivables from broker dealers and clearing organizations on the Statement of Financial Condition.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the Statement of Financial Condition at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the Statement of Financial Condition using the provisions of the currently enacted tax laws.

Foreign exchange

Assets and liabilities denominated in non-CAD currencies are revalued into CAD equivalents using the spot foreign exchange rates at the date of the Statement of Financial Condition. Revenues and expenses denominated in the non-CAD currencies are recorded in CAD equivalents using the effective spot foreign exchange rate at the date of the transaction.

For the purposes of preparing the Statement of Financial Condition, the Company translates its balances into USD in accordance with the rules prescribed in ASC 830, *Foreign Currency Matters*.

Mizuho Securities Canada Inc.
Notes to Statement of Financial Condition

(In Thousands of U.S. dollars)

3. Recent Accounting Developments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326: Measurement of Credit Losses on Financial Instruments). This ASU requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, using the Current Expected Credit Losses ("CECL") model in measuring credit losses, and enhancement of disclosures regarding credit risk. Under CECL, expected credit losses will be measured using historical experience, current conditions, and reasonable and supportable forecasts. This ASU affects loans, debt securities, net investments in leases, off-balance-sheet credit exposures and any other financial assets that are not excluded from the scope, and that have the contractual right to receive cash. This ASU will be applicable for financial statements issued for fiscal years beginning after December 15, 2019. The Company adopted the ASU on April 1, 2020 and the adoption did not have a material impact on its Statement of Financial Condition.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.
This ASU modifies the disclosure requirements for fair value measurements in order to improve the effectiveness of disclosure in the notes to financial statements by facilitating clear communication of the information required by U.S. GAAP that is most important to users of each entity's financial statements. This ASU will be applicable for financial statements issued for fiscal years beginning after December 15, 2019. The Company adopted the ASU on April 1, 2020 and the adoption did not have a material impact on its Statement of Financial Condition.

4. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies for shared personnel and outsourced management services. MSUSA provides managerial and support services to the Company and charges a fee pursuant to a Service Level Agreement, which is recorded in payable to affiliate on the Statement of Financial Condition.

MSUSA pays certain expenses on behalf of the Company, and recharges the Company accordingly. These payables are recorded in payable to affiliate on the Statement of Financial Condition.

4. Related Party Transactions (continued)

The following table summarizes the Company's related party balances and transactions on the Statement of Financial Condition at March 31, 2020:

Liabilities

Payable to affiliate	$	565

5. Income Taxes

The Company files U.S. Federal income and Canadian income tax returns.

On March 27, 2020, the President of the United States signed The Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), and enacted comprehensive U.S. tax legislation, making broad and complex changes to the U.S. tax code. Management does not believe that the CARES Act has material impact to the Company's Statement of Financial Condition.

The difference between taxes at the U.S. federal statutory rate and the effective rate is primarily due to the effects of foreign taxes and is offset due to the change in valuation allowance.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At March 31, 2020, the Company had $205 of deferred tax assets, which related primarily to timing differences for net operating losses ("NOL"). The NOL carryforward balance of $817, will expire beginning in 2039 ($402 in 2039 and $415 in 2040). The Company has a valuation allowance of $205, an increase of $112 from the prior year, which fully offsets the DTA as the Company believes it is more likely than not that the DTA will not be realized.

The Company had no unrecognized tax benefits at March 31, 2020. As of March 31, 2020, management does not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months. The Company's income tax return for the tax year ended March 31, 2019 remains subject to examination by the Internal Revenue Service for U.S. federal tax purposes, the state and local tax authorities, and the Canada Revenue Agency for Canadian tax purposes.

6. Risk Management

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its underwriting business. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgement, and knowledge of specialized products and markets. The Company's senior management take an active role in the identification, assessment, and management of risks at the Company level.

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. The Company manages market risk by economically hedging its exposure to risk factors if necessary. In 2019, there were no such contracts entered into or outstanding.

Credit Risk – Risk mainly arises from the potential liability of counterparties to perform under the term of contracts and from changes in interest rates. The Company is engaged in underwriting activities with counterparties primarily in the financial services industry. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default mainly depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the creditworthiness of counterparties. The settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition.

Operational Risk – Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime, and environmental risk, but excludes strategic and reputational risk. Operational risk, in some form exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. The Company has developed policies, processes, and assessment methodologies to ensure that operation risk is appropriately identified.

Mizuho Securities Canada Inc.
Notes to Statement of Financial Condition

(In Thousands of U.S. dollars)

7. Fair Value Measurement

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. The Company did not have any Level 1 assets or liabilities at March 31, 2020.

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets include a Canadian Treasury bill. The Company did not have any Level 2 liabilities at March 31, 2020.

Level 3: Assets and liabilities, whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at March 31, 2020.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

7. Fair Value Measurement (continued)

At March 31, 2020, there was a $178 Canadian Treasury bill assigned as a Level 2 security using the above fair value hierarchy.

Financial assets and liabilities not measured at fair value

Other financial instruments are recorded by the Company at contract amounts and include receivables from brokers, dealers, and clearing organizations and payable to affiliate. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Transfers into/out of Levels 1 and 2

There have been no transfers between Levels 1 and 2 for the year ended March 31, 2020.

8. Commitments and Contingencies

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There are no open commitments at March 31, 2020.

Litigation

In accordance with the provisions of ASC 450, Contingencies ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company.

It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Company's Statement of Financial Condition.

Mizuho Securities Canada Inc.
Notes to Statement of Financial Condition

(In Thousands of U.S. dollars)

9. Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company is required to maintain net capital in its first 12 months after business commences, as defined, at the greater of $100 or 12.5% of aggregate indebtedness under the Securities Exchange Act of 1934. At March 31, 2020, the Company had net capital of $7,734, which was $7,634 in excess of its $100 requirement.

The Company had no obligations under Rule 15c3-3 of the Securities Exchange Act of 1934 at March 31, 2020.

10. Subsequent Events

Under the provisions of ASC 855, Subsequent Events ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the Statement of Financial Condition is issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the Statement of Financial Condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the Statement of Financial Condition's preparation.

The Company is monitoring the recent outbreak of the coronavirus, or COVID-19, which has adversely affected global economic conditions. As these conditions continue, they could negatively impact financial results. The extent to which this may affect the Company's financial condition will depend on future developments, which are highly uncertain at this time.

The Company evaluated events subsequent to March 31, 2020 through June 1, 2020, the date on which the Statement of Financial Condition is available to be issued. On April 16, 2020, the Company received a capital infusion of $10,000 from MSUSA.